[Letterhead of Natuzzi S.p.A.]

November 17, 2008

VIA EDGAR Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Rufus Decker, Lisa Haynes, Jennifer Hardy and Chambre Malone
Re:	Natuzzi S.p.A. Form 20-F for the fiscal year ended December 31, 2007

Ladies and Gentlemen:

We set forth below the responses of Natuzzi S.p.A. (“Natuzzi”) to the comments of the Staff of the Commission contained in your letter to Mr. Aldo Uva, dated October 29, 2008 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics, with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meaning ascribed to them in Natuzzi’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 20-F”). All page references in the following responses correspond to the page numbers in the 2007 20-F.

     *           *          *

FORM 20-F FOR YEAR ENDED DECEMBER 31, 2007

General

1.         Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Page 2	November 17, 2008

Natuzzi notes the instructions regarding future filings and confirms that it will include disclosure in future annual reports on Form 20-F as appropriate to comply with the Staff’s comments. Where revisions or additional disclosures are required in response to the Staff’s comments, Natuzzi has shown in the response to the comment what the revisions or additional disclosure would look like if applied to the fiscal year ended December 31, 2007. Our proposed revisions and additional disclosure set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.

Information on the Company

Introduction, page 9

2.         Please revise your disclosure in the first sentence of the second paragraph to provide a basis for your statement that your company is a “world’s leader” in your industry and has a “leading share of the market.” Please refer to Item 4.B.7. of Form 20-F.

The statements that Natuzzi is a “world leader” in its industry and has a “leading share of the market” are based on research conducted by CSIL, a well known, unaffiliated and reputable Italian market research firm, with reference to market information for the year 2005. This was the most recent market data available to Natuzzi at the time of the filing of its 2007 20-F. Based on its experience and market observations, Natuzzi’s management believes that the statements remain accurate. This belief has been partly confirmed by a new study covering the European market that CSIL released following the filing of the 2007 20-F. We expect CSIL to release a new study on the North American market in the near future.

Natuzzi confirms to the Staff that, to the extent it decides to continue making statements regarding its market share and competitive position similar to those made in the 2007 20-F, its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will cite and briefly describe the basis for such statements.

Geographical Expansion, page 13

3.         Please provide a basis for your statement that your company is a leader in the leather-upholstered furniture segment in the United States and Europe.

The statement that Natuzzi is a “leader in the leather-upholstered furniture segment in the United States and Europe” is also based on research conducted by the market-research firm CSIL with reference to market information for the year 2005. Please refer to our response to comment 2 above. The reference to Natuzzi’s competitive position in the Unites States and Europe will receive the same treatment as the statements on Natuzzi’s market position referred to in our response to that comment.

Page 3	November 17, 2008

Description of Properties, page 26

4.         Please disclose the productive capacity of the properties listed on pages 27 – 28 pursuant to Item 4.D. of Form 20-F.

Natuzzi confirms to the Staff that its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will include the production capacity of the properties listed on pages 27 – 28. Natuzzi supplementally informs the Staff that, when applied to the fiscal year ended December 31, 2007, such disclosure would have been as set forth below. Please note that the unit of measurement of production capacity will vary according to the nature of production at the relevant property, and that the concept of production capacity is not applicable to warehouses and stores.

Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure

Santeramo in Colle (BA) – Italy	29,000	Headquarters, prototyping, manufacturing of wooden frames, showroom (Owned)	704	Frames
Santeramo in Colle, Iesce (BA) – Italy	27,500	Sewing and product assembly (Owned)	2.109	Seats
Matera La Martella – Italy	38,000	General warehouse of sofas and accessory furnishing (Owned)	N.A.	N.A.
Matera Iesce – Italy	12,500	Leather cutting, sewing and product assembly (Owned)	562	Seats
Altamura (BA) via dell’Avena – Italy	5,800	Warehouse (Owned)	N.A.	N.A.
Altamura (BA) via Graviscella – Italy	8,500	Warehouse (Owned)	N.A.	N.A.
Altamura (BA) c.da Fornello– Italy	6,500	Warehouse (Owned)	N.A.	N.A.
Altamura (BA) NDS – Italy	3,700	Accessory Furnishings warehouse (Owned)	N.A.	N.A.
Ginosa (TA) – Italy	14,500	Sewing and product assembly (Owned)	1.291	Seats
Laterza (TA) – Italy	10,000	Leather cutting (Owned)	12.600	Square Meters
Laterza (TA) – Italy	13,000	Fabric and lining cutting, leather warehouse (Owned)	5.000	Linear Meters
Laterza (TA) – Italy	20,000	Accessory Furnishing Packaging and Warehouse (Owned)	N.A.	N.A.
Qualiano (NA) – Italy	12,000	Polyurethane foam production (Owned)	87	Tons
Pozzuolo del Friuli (UD) – Italy	20,000	Leather dyeing and finishing (Owned)	18.106	Square Meters
Montebello (VI) – Italy	5,500	Leather warehouse (Leased)	N.A.	N.A.

Page 4	November 17, 2008

Location	Size (approximate square meters)	Function	Production Capacity per day	Unit of Measure
High Point - North Carolina - U.S.A.	10,000	Office and showroom for Natuzzi Americas (Owned)	N.A.	N.A.
Baia Mare – Romania	75,600	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production and wood and wooden product manufacturing (Owned)	2.500	Seats
Shanghai – China	43,500	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	3.246	Seats
Shanghai (Fengpu) – China	15,300	Leather and fabric cutting, leather and fabric warehouse (Leased)	14.450	Square Meters
Salvador de Bahia (Bahia) – Brazil	28,700	Leather cutting, sewing and product assembly, manufacturing of wooden frames, polyurethane foam shaping, fiberfill production (Owned)	748	Seats
Pojuca (Bahia) – Brazil	30,000	Leather cutting, sewing and product assembly, manufacturing of wooden frames, wooden feet, polyurethane foam shaping, fiberfill production (Owned)	1.271	Seats

As stated on page 27 of the 2007 20-F, Natuzzi believes that its production facilities are suitable for its production needs.

Capital Expenditures, page 28

5.         We note that your 2008 capital expenditures will be used in part to fund the opening of new Natuzzi galleries and stores. Please disclose the geographic distribution of your capital expenditures by providing the locations of the Natuzzi stores and galleries you plan to open.

Natuzzi confirms to the Staff that its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will provide information, to the extent relevant and material, regarding the locations of new Natuzzi stores and galleries that Natuzzi plans to open during the following year. Natuzzi supplementally informs the Staff that when applied to the fiscal year ended December 31, 2007, such disclosure would have been as follows (to provide context for the additional disclosure we have included the sentences in the existing disclosure leading up to it):

“The group expects that capital expenditures in 2008 will be approximately €19 million, to be financed with cash flow from operations. The Group plans to direct such capital expenditures mainly to improve the existing plants and to open new Natuzzi stores and Natuzzi galleries. The Group expects approximately 7% of the new store and gallery openings to be in North America, approximately 67% in Europe and approximately 26% in emerging markets where it has recently achieved positive results; these include Eastern Europe, the Middle East, China and India.”

Page 5	November 17, 2008

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 37

6.	Please revise your filing to discuss the company’s long-term liquidity position.

Natuzzi confirms to the Staff that its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will be revised to include a discussion of Natuzzi’s long-term liquidity position. Natuzzi supplementally informs the Staff that when applied to the fiscal year ended December 31, 2007, such additional disclosure would have been as follows:

“The Groups’ principal source of liquidity has been the cash flow it generates from operations, supplemented to the extent needed to meet the Group’s short term cash requirements by accessing the Group’s existing lines of credit. The Group expects to continue relying on cash flow from operations as its principal source of liquidity in the future. As of December 31, 2007, the Group’s long-term contractual cash obligations amounted to €75.2 million (including €2.4 million in principal and €281 thousand in interest payments on its long-term debt (see —Contractual Obligations and Commitments). The Group’s long-term debt represented less than 1% of shareholders’ equity at December 31, 2007 and 2006 (see Note 16 to the Consolidated Financial Statements included in Item 18 of this annual report).”

In addition to the paragraph above, we note that the disclosure Natuzzi proposes in response to comment 8 below includes further information on Natuzzi’s long-term borrowings.

7.         Please revise your filing to provide the information relating to your borrowings as required by Item 5.B.1 (c) of Form 20-F.

Natuzzi confirms to the Staff that its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will be revised to include the information relating to Natuzzi’s borrowings required by Item 5.B.1(c) of Form 20-F. Natuzzi supplementally informs the Staff that when applied to the fiscal year ended December 31, 2007, such additional disclosure would have been as follows:

“As of December 31, 2007, the Group had available unsecured lines of credit for cash disbursements totaling €47.4 million, of which €7.6 million or 16% were used. The Group uses these lines of credit to manage its short-term liquidity needs. The unused portions of these lines of credit amounted to approximately €39.8 million (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report) as of December 31, 2007. Amounts borrowed by the Group under these credit facilities are not subject to any restrictions on their use, but are repayable either on demand (for bank overdrafts) or on a short-term basis (for other bank borrowings under existing credit lines). Given their nature, these lines of credit may be terminated by the banks at any time. The Group’s borrowing needs are not subject to seasonal fluctuations.”

In addition to the paragraph above, we note that the disclosure Natuzzi proposes in response to comment 8 below includes further information on Natuzzi’s long-term borrowings and a cross reference to the section of the 20-F on Contractual Obligations and Commitments, which sets forth the maturity profile of Natuzzi’s long-term borrowings.

Page 6	November 17, 2008

8.	Please revise your filing to provide the information required by Item 5.B.2 of Form 20-F.

Natuzzi confirms to the Staff that its future filings of annual reports on Form 20-F, starting with its annual report on Form 20-F for the fiscal year ending December 31, 2008, will be revised to include the information required by Item 5.B.2 of Form 20-F. Natuzzi supplementally informs the Staff that when applied to the fiscal year ended December 31, 2007, such additional disclosure would have been as follows:

“The Group’s current policy is to fund its cash needs from cash flow from operations, accessing its cash on hand and existing lines of credit, consisting of short-term credit facilities and bank overdrafts, to cover any short-term shortfall. The Group’s policy is to procure financing and access credit at the parent Company level, with the liquidity of Group companies managed through a cash-pooling zero-balancing arrangement with a centralized bank account at the Company level and sub-accounts for each subsidiary. Under this arrangement, cash is transferred to the sub-accounts as needed on a daily basis to cover the subsidiaries’ cash requirements, but any balance on the sub-accounts must be transferred back to the top account at the end of each day, thus centralizing coordination of the Group’s overall liquidity and optimizing the interest earned on cash held by the Group.

As of December 31, 2007, the Group’s long-term debt consisted of €2.4 million (including the current portion of such debt) outstanding under subsidized loans granted by the Italian government (see “Item 4. Incentive Programs and Tax Benefits”) and its short-term debt consisted of €7.6 million outstanding under its existing lines of credit, including €4.5 million in bank overdrafts and €3.1 million in other short-term bank borrowings. This compares to €2.8 million of long-term debt and €3.8 million of short-term debt outstanding as of December 31, 2006.

As of December 31, 2007, all of the Group’s long-term debt was denominated in euro, while only 59.5% of its short term debt was denominated in euro, with the remainder denominated in British Pounds. For the maturity profile of the Group’s long-term debt see “—Contractual Obligations and Commitments.” Short-term overdrafts are payable on demand. Other bank borrowings under existing lines of credit have other short-term maturities. The bulk of the group’s long-term debt bears interest at a fixed rate of 2.25% per annum, with less than 10% of its long-term debt bearing interest at 0.96% per annum. The Group’s short-term debt bears interest at floating rates, with a weighted average interest rate per annum of 5.03% and 6.18% on the Groups overdraft and other short-term borrowings, respectively, as of December 31, 2007, compared to 3.58% and 4.87%, respectively, as of December 31, 2006. The Group does not have outstanding any other debt instruments, except that it has entered into domestic currency swaps to reduce its exposure to the risk of short-term declines in the value of its foreign-currency denominated revenues and not for speculative or trading purposes. For additional information on these currency swaps see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risks.

Page 7	November 17, 2008

The Group maintains cash and cash equivalents in the currencies in which in conducts its operations, principally euro, U.S. dollars, Canadian dollars, Australian dollars and British pounds."

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-12

9.         Please disclose in your financial statement footnotes the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•

in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as general and administrative expenses.

The expenses included in the “cost of sales” line item are disclosed in note 23 to the consolidated financial statements on page F-34. However, Natuzzi confirms to the Staff that its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the year ending December 31, 2008, will separately disclose in Note 3 (Summary of significant accounting policies) to the consolidated financial statements the types of expenses that comprise the “cost of sales” line item. Furthermore, Natuzzi confirms to the Staff that such future filings will also separately disclose in Note 3 the types of expenses that comprise the “selling expenses” and “general and administrative expenses” line items. Natuzzi supplementally informs the Staff that when applied to the fiscal year ended December 31, 2007, such additional disclosure would have been as follows:

“Cost of sales

Cost of sales consist of the following expenses: the change in opening and closing inventories, purchases of raw materials, labor costs, third party manufacturing costs, depreciation and amortization expense of property, plant and equipment used in the production of finished goods, energy and water expenses (for instance light and power expenses), expenses for maintenance and repairs of production facilities, distribution network costs (including inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle), rentals and security costs for production facilities, small-tools replacement costs, insurance costs, and other minor expenses that in aggregate do not exceed 1% of the total costs of sales.

Page 8	November 17, 2008

Selling expenses

Selling expenses consist of the following expenses: shipping and handling costs incurred for transporting finished products to customers, advertising costs, labor costs for sales personnel, rentals expenses for stores, commissions to sales representatives and related costs, depreciation and amortization expense of property, plant and equipment and intangible assets that, based on their usage, are allocated to selling expenses, sales catalogue and related expenses, warranty costs, exhibition and trade-fair costs, advisory fees for sales and marketing of finished products, expenses for maintenance and repair of stores and other trade buildings, bad debt expenses, insurance costs for trade receivables and other related costs, and other miscellaneous expenses that in aggregate do not exceed 2% of the total selling expenses.

General and administrative expenses

General and administrative expenses consist of the following expenses: labor costs for administrative personnel, advisory fees for accounting and information-technology services, traveling expenses for management and other personnel, depreciation and amortization expenses related to property, plant and equipment and intangibles assets that, based on their usage, are allocated to general and administrative expense, postage and telephone costs, stationery and other office-supplies costs, expenses for maintenance and repair of administrative facilities, statutory auditors and external auditors fees, and other miscellaneous expenses that in aggregate are not higher than 5% of the total general and administrative expenses.”

As noted in the proposed disclosure above, the costs of Natuzzi’s distribution network, which include inbound freight charges, warehousing costs, internal transfer costs and other logistic costs involved in the production cycle, are classified under the “cost of sales” line item.

10.       Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost f sales. If you do not include depreciation or amortization in your cost of sales, please tell us which provisions of Italian GAAP either require or expressly permit exclusion of depreciation or amortization from cost of sales. See Item 10(e)(5) of Regulation S-K. If Italian GAAP does not specifically permit exclusion of depreciation or amortization from cost of sales, please:

•	remove the gross profit subtotal from your financial statements;
•

revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below).”; and

•

present the amount of depreciation and amortization as a separate line item on the face of your financial statements or revise your footnotes to specifically state the amount of depreciation and amortization.

Natuzzi informs the Staff that the “cost of sales” line item of its consolidated statement of operations for the years ended December 31, 2007, 2006 and 2005 includes the depreciation expense of property, plant and equipment used in the production of finished goods. In addition, please note that the last sentence of Note 3(i) to the consolidated financial statements included on page F-14, which sets forth a summary of significant accounting policies relating to property, plant and equipment, contains the following statement: “The related depreciation expense is allocated to cost of goods sold, selling expenses and general and administrative expenses based on the usage of the assets.”

Page 9	November 17, 2008

However, as noted in the response to comment 9 above, Natuzzi confirms to the Staff that its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the year ending December 31, 2008, will separately disclose in Note 3 (Summary of significant accounting policies) to the consolidated financial statements the types of expenses that comprise the “cost of sales,” “selling expenses” and “general and administrative expenses” line items, including in each case depreciation and amortization expense for property, plant and equipment that, based on usage, is allocated to each of those categories.

Furthermore, Natuzzi supplementally informs the Staff that its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the year ending December 31, 2008, will include in Note 23 (Cost of Sales) to the consolidated financial statements disclosure similar to the following (which would have been accurate as of December 31, 2007):

“The line item “Other manufacturing costs” includes the depreciation expenses of property, plant and equipment used in the production of finished goods. This depreciation expense amounted to €16,964 thousand, €15,883 thousand and €16,218 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.”

11.       As a related matter, if Italian GAAP does not specifically permit exclusion of depreciation or amortization from cost of sales and you present gross profit outside of the financial statements, please revise your filings to re-name gross profit with another title that is not confusingly similar to a GAAP measure and revise your filing to provide the non-GAAP disclosures required by Item 10 of Regulation S-K.

Please refer to our response to comment 10 above.

Note 27 – Application of Generally Accepted Accounting Principles in the United States of America, page F-40

12.       Due to Italian GAAP and US GAAP differences in revenue recognition, accounting for costs paid to resellers, and potential differences in the treatment of amounts that would be operating expenses and included in operating income (loss) under US GAAP, please consider revising this footnote to present condensed financial statements presented in accordance with US GAAP. Please also present sales and operating income (loss) under US GAAP in your selected financial data table on page 3. To the extent that you decide not to provide a reconciliation of sales and operating income (loss) from Italian GAAP to US GAAP in this footnote, please revise the selected financial data table on page 3 to provide a reconciliation of sales and operating income (loss) from Italian GAAP to US GAAP.

Page 10	November 17, 2008

Natuzzi confirms to the Staff that its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the year ending December 31, 2008, will include in Note 27 to the consolidated financial statements, immediately following the two tables that show the reconciliation of net earnings (loss) and shareholders’ equity from Italian GAAP to US GAAP (see page F-41), the following information: (a) the Group’s condensed consolidated balance sheet prepared in accordance with US GAAP; (b) the Group’s condensed consolidated statement of operations prepared in accordance with US GAAP; and (c) the reconciliation of Group’s net sales and operating income (loss) from Italian GAAP to US GAAP. Natuzzi supplementally informs the Staff that such additional disclosure for the years ended December 31, 2007, 2006 and 2005 would have been as follows:

“The condensed consolidated balance sheets as at December 31, 2007 and 2006, and the condensed consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005, which include all the US GAAP differences commented above are as follows (amounts in thousands of euro):

Natuzzi S.p.A. and Subsidiaries Condensed Consolidated Balance Sheet as of December 31, 2007 and 2006 US GAAP (Expressed in thousands of euros)
	December 31, 2007	December 31, 2006
ASSETS
Current assets	357,184	397,411
Non current assets:
Net property, plant and equipment	245,502	251,159
Other assets	24,631	24,003
Deferred income taxes	212	2,291
Total Assets	627,529	674,864
LIABILITIES AND SHAREHOLDERS 'EQUITY
Current liabilities	146,414	131,407
Long-term liabilities	72,495	74,427
Minority interest	146	605
Shareholders’ equity
Share Capital	54,824	54,739
Reserves	42,292	42,292
Additional paid-in capital	8,282	8,282
Retained earnings	303,076	363,112
Total shareholders’ equity	408,474	468,425

Total Liabilities and Shareholders’ Equity	627,529	674,864

Page 11	November 17, 2008

Natuzzi S.p.A. and Subsidiaries Condensed Statements of Operations for Years ended December 31, 2007, 2006 and 2005 US GAAP (Expressed in thousands of euros)
	2007	2006	2005
Net sales	635,883	736,848	671,993
Cost of sales	(468,654)	(495,153)	(457,501)
Gross profit	167,229	241,695	214,492
Selling expenses	(168,657)	(180,845)	(179,324)
General and administrative expenses	(44,951)	(38,124)	(39,651)
Operating income (loss)	(46,379)	22,726	(4,483)
Other income (expense), net	(2,207)	(552)	989
Earnings (loss) before taxes and minority interest	(48,586)	22,174	(3,494)
Income taxes	(11,917)	(7,788)	(3,611)
Earnings (loss) before minority interest	(60,503)	14,386	(7,105)
Minority interest	496	103	216
Net earnings (loss)	(60,007)	14,489	(6,889)

The table below sets forth the reconciliation of net sales and operating income (loss) from Italian GAAP to US GAAP for the years ended December 31, 2007 and 2006 (amounts in thousands of euro):

Reconciliation of net sales from Italian GAAP to US GAAP
	2007	2006	2005
Net sales Italian GAAP	634,402	735,439	669,926
Costs paid to resellers (reclassification)	(4,321)	(4,236)	(2,311)
Government grants (reclassification)	(1,026)	(1,111)	(1,239)
Revenue recognition (adjustment)	6,828	3,385	3,517
Export incentive (reclassification)	–	3,371	2,100
Net sales US GAAP	635,883	736,848	671,993

Page 12	November 17, 2008

Reconciliation of operating income (loss) from Italian GAAP to US GAAP
	2007	2006	2005
Operating income (loss) Italian GAAP	(49,110)	16,474	(14,690)
Revaluation property, plant and equipment (adjustment)	27	27	29
Government grants (adjustment)	1,188	1,453	3,119
Revenue recognition (adjustment)	1,887	(615)	2,804
Goodwill and intangible assets (adjustment)	1,970	1,828	(249)
Share grants and options (adjustment)	(56)	(254)	136
Penalty to landlords (adjustments)	-	(658)	658
Write-off of tangible assets (reclassification)	(2,285)	–	(2,770)
Export incentive (reclassification)	–	3,371	2,100
Incentive from landlords (reclassification)	–	1,100	–
Capital grants (reclassification)	–	–	4,380

Operating income (loss) US GAAP	(46,379)	22,726	(4,483)

”

Natuzzi also confirms to the Staff that its future annual reports on Form 20-F, starting with its annual report on Form 20-F for the year ending December 31, 2008, will present sales and operating income (loss) under US GAAP in the selected financial data table.

13.       We note your disclosure on page F-52 that your comprehensive income (loss) as defined in SFAS 130 does not differ from your US GAAP net income (loss). Since other comprehensive income is defined to include the effects of foreign currency translation, please tell us how you determined that there were no differences between your comprehensive income (loss) and net income (loss) under US GAAP. To the extent that you have changed your previous determination about differences between comprehensive income (loss) and net income (loss) under US GAAP, please show us how you will revise future filings to include the disclosures required by paragraphs 14-26 of SFAS 130.

Natuzzi confirms to the Staff that for each of the years ended on December 31, 2007, 2006 and 2005, its comprehensive income (loss) did not differ from its US GAAP net income (loss). All effects from foreign currency translations for each of those years are recorded in the US GAAP statements of operations. In particular, Natuzzi’s consolidated statements of operations under US GAAP for the years ended December 31, 2007, 2006 and 2005 reflect: (i) all foreign exchange differences arising from translation of the financial statements of its foreign subsidiaries, (ii) all foreign exchange gains or losses resulting from translation of foreign currency transactions and assets and liabilities denominated in foreign currencies, and (iii) all unrealized gains or losses on foreign exchange contracts, in each case as further described below:

•

Translation of Foreign Financial Statements. Under US GAAP as of December 31, 2007, 2006 and 2005 the financial statements of Natuzzi’s foreign subsidiaries were translated on the basis of the guidance included in SFAS No. 52. Under US GAAP, foreign subsidiaries are considered to be an integral part of Natuzzi due to various factors, including significant intercompany transactions, financing, and cash flow indicators. Therefore, the functional currency for these foreign subsidiaries is the functional currency of the parent, namely the euro. As a result all monetary assets and liabilities are re-measured, at the end of each reporting period, using euro and the resulting gain or loss is recognized in the consolidated statements of operations. For all non-monetary assets and liabilities, share capital and retained earnings historical exchange rates are used. The average exchange rates during the year are used for revenues and expenses, except for those revenues and expenses related to assets and liabilities translated at historical exchange rates. The resulting exchange differences on translation are recognized in the US GAAP statements of operations. (Please note that the foregoing discussion relating to the translation of the financial statements of Natuzzi’s foreign subsidiaries is set forth in Note 27(l) to the consolidated financial statements on page F-49.)

Page 13	November 17, 2008

•

Foreign Currency Transactions. Foreign currency transactions are recorded at the exchange rates applicable at the transaction dates. Assets and liabilities denominated in foreign currency are re-measured at year-end exchange rates. Foreign exchange gains and losses resulting from the re-measurement of these assets and liabilities are included in other income (expense), net, in the consolidated statements of operations. (Please note that the foregoing discussion on the translation of foreign currency transactions is set forth in Note 3(b) to the consolidated financial statements on page F-12.)

•

Forward Exchange Contracts. Natuzzi enters into forward exchange contracts (known in Italian financial markets as domestic currency swaps) to manage its exposure to foreign currency risks. The Company does not enter into these contracts on a speculative basis, nor is hedge effectiveness constantly monitored. As a consequence of this, forward exchange contracts are not used to hedge any on- or off-balance sheet items. Therefore, at December 31, 2007, 2006 and 2005 all unrealized gains or losses on such contracts were recorded in other income (expense), net, in the consolidated statements of operations. (Please note that the foregoing discussion on foreign exchange contracts is set forth in Note 3(c) to the consolidated financial statements on page F-12.)

 In further support of Natuzzi’s conclusion that its comprehensive income (loss) did not differ from its US GAAP net income (loss) for the years ended December 31, 2007, 2006 and 2005, Natuzzi supplementally sets forth below the changes in shareholders’ equity under US GAAP for each of those years (amounts in thousands of euro):

Page 14	November 17, 2008

	2007	2006	2005
Balance as at December 31,	468,425	453,682	464,535

US GAAP net earnings (loss)	(60,007)	14,489	(6,889)
Dividends distributed	-	-	(3,828)
Share grants and options	56	254	(136)

Balance as at December 31,	408,474	468,425	453,682

As the table above indicates, there are no foreign currency translations that affect Natuzzi’s shareholders’ equity other than as reflected in Natuzzi’s US GAAP net earnings (loss).

Exhibits

14.       Please tell us what consideration you have given to filing material contracts pursuant to Instruction 4 to Exhibits set forth in Form 20-F.

Natuzzi is party to various types of commercial contracts that are ordinary for its line of business. In management’s view, Natuzzi’s business is not substantially dependant on any single one of these contracts and none of them meet the conditions under paragraphs (i) through (iv) under instruction 4 to Exhibits. Natuzzi also has in place an incentive plan in which Natuzzi’s directors and officers participate, which is described in “Item 6. Compensation of Directors and Officers” on page 49 and in Note 20 to the Consolidated Financial Statements on pages F-30 through F-32. This incentive plan, however, is not required by Italian law to be publicly filed and is not otherwise made public by Natuzzi, and thus is not required to be filed as an exhibit pursuant to instruction 4(c)(v). Natuzzi has in place certain agency agreements, agreements with its store managers and other employment contracts that likewise are not required to be filed as exhibits pursuant to instruction 4(c). Lastly, as of December 31, 2007, Natuzzi’s long-term debt represented less than 10% of its total assets on a consolidated basis (and less than 1% of shareholders’ equity). Therefore, management does not consider the contracts pursuant to which such debts have been incurred to be material. Beyond the foregoing, Natuzzi is not a party to any contract outside the ordinary course of business that is material. Based on these considerations, Natuzzi determined that there were no contracts it would have to file as exhibits pursuant to instruction 4.

*         *      *

Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement from the company covering certain matters, Natuzzi acknowledges that:

•	Natuzzi is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Page 15	November 17, 2008

•	Natuzzi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the foregoing or require further information, please do not hesitate to contact Mr. Rocco Clemente, finance director, at +39 080 88 20 214 (phone) or +39 080 88 20 241 (fax), or by e-mail at rclemente@natuzzi.com, or our attorney, Jesús M Beltrán of Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2562 (phone) or (212) 225-3999 (fax) or by e-mail at jbeltran@cgsh.com.

Sincerely,

/s/ Aldo Uva
Aldo Uva
Chief Executive Officer
Natuzzi S.p.A.